EXHIBIT 77C
FLAHERTY & CRUMRINE/CLAYMORE PREFERRED SECURITIES INCOME FUND
INCORPORATED
(the "Fund")

Meeting of Shareholders

On April 19, 2012, the Fund held its Annual Meeting of Shareholders (the "Annual Meeting") for the following purposes: (i) election of Directors of the Fund ("Proposal 1") and (ii) to approve a change to the Fund's fundamental investment policy regarding concentration of investments ("Proposal 2"). The proposals were approved by the shareholders and the results of the voting are as follows:


Proposal 1: Election of Directors.

    Name             For           Withheld
    Morgan Gust      22,701,661    516,662
    Karen H. Hogan   22,766,652    415,671

Donald F. Crumrine, David Gale, and Robert F. Wulf continue to serve in their capacities as Directors of the Fund.

Proposal 2: Approve a change to the Fund's fundamental investment policy regarding concentration of investments.

    Proposal 2-A:    Revise the fundamental investment policy relating to
          concentration of investments in the banking industry

            For         Against    Abstain
          18,222,806    363,152    295,846

    Proposal 2-B:    Revise the fundamental investment policy relating to
          concentration of investments in the utilities industry

            For         Against    Abstain
          18,159,737    438,190    283,877